SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Theresa Roche
Roche Family Office
9746 S. Roberts Road
Palos Hills, IL 60465
708-430-9337
(Name, address and telephone number of person authorized to receive notices and communications)
July 18, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.
**	This CUSIP applies to the American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Robert W. Roche

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		13,900,959

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,900,959

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,900,959[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.56%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1)	Includes (i) 12,053,094 ordinary shares and 333,815 American Depositary Shares, each of which represents 3 ordinary shares (“ADSs”), held by Acorn Composite Corporation, of which Mr. Roche is the sole owner; and (ii) 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust, of which Mr. Roche is trustee.

2)	Based on 89,311,634 total outstanding ordinary shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 27, 2011 (the “20-F”)

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Acorn Composite Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		13,054,539

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,054,539

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,054,539[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.62%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

3)	Includes 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation.

4)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Robert Roche 2009 Declaration of Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		846,420

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		846,420

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	846,420 [5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.95% [6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

5)	Includes 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust.

6)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). The Grand Crossing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,846,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,846,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,846,291[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.07%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

7)	Includes 1,846,291 ordinary shares held by The Grand Crossing Trust.

8)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Felicitas Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,675,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675,833

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,675,833[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.88%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

9) Includes 558,611 ADSs held by The Felicitas Trust.

10) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Moore Bay Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alaska

	7	SOLE VOTING POWER

NUMBER OF		1,751,760

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,751,760

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,751,760[11]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.96%[12]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
11) Includes 583,920 ADSs held by The Moore Bay Trust.

12) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Edward J. Roche, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,792,685

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,522,124

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,792,685

WITH	10	SHARED DISPOSITIVE POWER

		3,522,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,314,809 13

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.95%14

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

13)	Includes (i) 1,250 ordinary shares and 13,225 ADSs held directly by Mr. Edward J. Roche, Jr.; (ii) 583,920 ADSs held by The Moore Bay Trust, for which Mr. Roche is a trustee and exercises sole dispositive and voting power; (iii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power; and (iv) 558,611 ADSs held by The Felicitas Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power.

14)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Joseph Cachey, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		15,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,522,124

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,500

WITH	10	SHARED DISPOSITIVE POWER

		3,522,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,537,624 15

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.96%16

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

15)	Includes (i) 500 ordinary shares and 5,000 ADSs held directly by Mr. Joseph Cachey, Jr.; (ii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power; and (iii) 558,611 ADSs held by The Felicitas Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power.

16)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Ritsuko Hattori-Roche

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

	7	SOLE VOTING POWER

NUMBER OF		17,540,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,460,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		17,540,000

	10	SHARED DISPOSITIVE POWER

2,460,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000[17]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.39%[18]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

17) Includes (i) 129,770 ordinary shares and 6,623,410 ADSs held directly by Bireme Limited, of which MS. Hattori-Roche owns 87.7%.
18) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

EXPLANATORY NOTE
The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Robert W. Roche and the other parties described below determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1). The Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4	is hereby amended to add the following:
On June 3, 2011, Bireme Limited (“Bireme”), Mr. Don Dongjie Yang, Mr. Robert Roche and Ms. Ritsuko Hattori-Roche commenced a tender offer to purchase ordinary shares, par value US$0.01 per ordinary share (the “Shares”), and American Depositary Shares (the “ADSs”), each representing 3 Shares, of Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Issuer”) in an aggregate amount not to exceed 20,000,000 Shares (taking into account both Shares that are tendered and Shares underlying ADSs that are tendered) for $2.00 per Share, which represents $6.00 per ADS, in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal to Tender Shares (the “Share Letter of Transmittal”) or the Letter of Transmittal to Tender ADSs (the “ADS Letter of Transmittal,” collectively with the Share Letter of Transmittal, the “Letters of Transmittal”), as applicable. Such offer, as amended or supplemented from time to time, is referred to as the “Offer.”
The Offer expired at 5:00 p.m., New York City time, on July 1, 2011. A total of 28,233,934 Shares of Acorn, including Shares represented by 9,350,245 ADSs, were properly tendered and not withdrawn. Since the Offer was oversubscribed, the number of Shares that the Bireme purchased from each of the tendering stockholders was prorated by a factor of 70.83677%. The price paid per Share was $2.00 (equivalent to $6.00 per ADS).
The Schedule TO, dated June 3, 2011, as amended, filed by Bireme, is listed as Exhibit (a) hereto and incorporated herein by reference.
Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market transactions or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. the Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as each may decide.
Other than described in this Item 4, the Reporting Persons do not have any other plans or proposals which would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of Issuer
Item 5(a) and Item 5(b) are hereby amended and restated to read as follows:
(a)-(b) The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of July 13, 2011:

					Sole power to	Shared power to
				Shared power to	dispose or to	dispose or to
	Amount beneficially	Percent	Sole power to vote	vote or to direct	direct the	direct the
Reporting Person	owned:	of class:	or direct the vote:	the vote:	disposition of:	disposition of:
Robert W. Roche	13,900,959	15.56%	13,900,959	0	13,900,959	0
Acorn Composite Corporation	13,054,539	14.62%	13,054,539	0	13,054,539	0
The Robert Roche 2009 Declaration of Trust	846,420	0.95%	846,420	0	846,420	0
Grand Crossing Trust	1,846,291	2.07%	1,846,291	0	1,846,291	0
The Felicitas Trust	1,675,833	1.88%	1,675,833	0	1,675,833	0
Moore Bay Trust	1,751,760	1.96%	1,751,760	0	1,751,760	0
Edward J. Roche, Jr.	5,314,809	5.95%	1,792,685	3,522,124	1,792,685	3,522,124
Joseph Cachey, Jr.	3,537,624	3.96%	15,500	3,522,124	15,500	3,522,124
Ritsuko Hattori-Roche	20,000,000	22.39%	17,540,000	2,460,000	17,540,000	2,460,000
The Reporting Persons disclaim any membership in a “group” for purposes of this Schedule 13D.
Item 5(c) is hereby amended and restated to read as follows:
(c) During the past 60 days, the Reporting Persons have not entered into any transaction in the Shares (including Shares represented by ADSs).

Item 7.	Material to be Filed as an Exhibit
(a) Schedule TO dated June 3, 2011, filed by Bireme Limited, Don Dongjie Yang, Robert Roche and Ritsuko Hattori-Roche (filed by the foregoing with the Securities and Exchange Commission on June 3, 2011 and incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2011

Robert W. Roche			Edward J. Roche, Jr.

/s/ Robert W. Roche			/s/ Edward J. Roche Jr.

Acorn Composite Corporation			Joseph Cachey, Jr.

By:	/s/ Robert W. Roche		/s/ Joseph Cachey, Jr.
	Name:	Robert W. Roche
	Title:	Director

The Robert Roche 2009 Declaration of Trust			The Moore Bay Trust

By:	/s/ Robert W. Roche		By:	/s/ Edward J. Roche, Jr.
	Name:	Robert W. Roche		Name:	Edward J. Roche, Jr.
	Title:	Trustee		Title:	Trustee

The Grand Crossing Trust			The Felicitas Trust

By:	/s/ Edward J. Roche, Jr.		By:	/s/ Edward J. Roche, Jr.
	Name:	Edward J. Roche, Jr.		Name:	Edward J. Roche, Jr.
	Title:	Trustee		Title:	Trustee

By:	/s/ Joseph Cachey, Jr.		By:	/s/ Joseph Cachey, Jr.
	Name:	Joseph Cachey, Jr.		Name:	Joseph Cachey, Jr.
	Title:	Trustee		Title:	Trustee

Ritsuko Hattori-Roche

/s/ Ritsuko Hattori-Roche